

January 16, 2024

Lim Chwee Poh
Chief Executive Officer
JBDI Holdings Limited
34 Gul Crescent
Singapore 629538

  Re: JBDI Holdings Limited
    Amendment No. 5 to Draft Registration Statement on Form F-1
    Submitted December 21, 2023
    CIK No. 0001964314

Dear Lim Chwee Poh:

  We have reviewed your amended draft registration statement and have the following comment(s).

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted December 21, 2023

Cover Page

1. Please revise the resale prospectus cover page to clearly disclose that the secondary offering is contingent upon the closing of the primary offering and the listing of your Ordinary Shares on the Nasdaq Capital Market.

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm, page II-4

2. The consent refers to the "report dated December 18, 2023." Please have your auditor revise its consent to reconcile to the date of the audit report prior to publicly filing your registration statement on Form F-1.

<u>Exhibits</u>

3.   We note you removed a number of exhibits to be filed by amendment from your exhibit list. Please revise to include the removed exhibits or advise as to why each exhibit should not be included.

     Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Henry F. Schlueter, Esq.